NO ACT

PE
2-18-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





10010648

February 19, 2010

Julie M. Allen
Proskauer Rose LLP
1585 Broadway
New York, NY 10036-8299

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-19-2010

Re: Henry Schein, Inc.

Dear Ms. Allen:

This is in regard to your letter dated February 18, 2010 concerning the shareholder proposal submitted by the Ursuline Sisters of Tildonk, U.S. Province; the Ursuline Sisters of the Roman Union, Eastern Province; and the Sisters of St. Dominic of Tacoma for inclusion in Henry Schein's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Henry Schein therefore withdraws its January 20, 2010 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Michael J. Reedich
Special Counsel

cc: Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
205 Avenue C, #10E
New York, NY 10009


Proskauer Rose LLP 1585 Broadway New York, NY 10036-8299

February 18, 2010

Julie M. Allen
Member of the Firm
d 212.969.3155
f 212.969.2900
jallen@proskauer.com
www.proskauer.com

By Email

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Email: shareholderproposals@sec.gov

Re: Henry Schein, Inc. Withdrawal of No-action Letter Request Regarding the Shareholder Proposal of the Ursuline Sisters of Tildonk, U.S. Province ("UST"), the Ursuline Sisters of the Roman Union, Eastern Province ("USRU"), and the Sisters of St. Dominic of Tacoma ("SSD" and together with UST and USRU, the "Proponents")

Dear Ladies and Gentlemen:

We are writing on behalf of our client, Henry Schein, Inc., a Delaware corporation (the "Company"), pursuant to Staff Legal Bulletin No. 14 (July 13, 2001), to notify the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") that the Company hereby withdraws its no-action request submitted to the Commission (via email to shareholderproposals@sec.gov on January 20, 2010) with respect to the shareholder proposal and supporting statements (the "Proposal") jointly proposed by the Proponents.

The Proponents have withdrawn the Proposal, via letter from Valerie Heinonen to the Company dated February 17, 2010. A copy of the Proponents' withdrawal letter is attached hereto as Exhibit A. Accordingly, the Company is withdrawing its no-action request in reliance on the attached withdrawal letter and related correspondence. In accordance with Rule 14a-8(j), a copy of this letter and its attachments also is being sent to the Proponents.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (212) 969-3155.

Sincerely,

Julie M. Allen

Julie M. Allen

Enclosures

JMA



cc: Michael S. Ettinger, Esq., Henry Schein, Inc., Senior Vice President and General Counsel, Henry Schein, Inc.

Valerie Heinonen, o.s.u.
Ursiline Sisters of Tildonk
81-15 Utopia Parkway
Jamaica, NY 11432-1308
heinonenv@juno.com

Katherine Lewis, OP
Sisters of Saint Dominic
Treasurer
935 Fawcett Avenue South
Tacoma, WA 98402-5605

Mary Dowd, o.s.u.
Ursiline Sisters of The Roman Union, Eastern Province
Corporate Responsibility Representative
1338 North Avenue
New Rochelle, NY 10804-2121

Exhibit A

Proponents' Withdrawal Letter

See Attached.



Ursuline Sisters of Tildonk

UNITED STATES PROVINCE
81 15 UTOPIA PARKWAY
JAMAICA, NEW YORK 11432-[illegible]

PROVINCIAL'S OFFICE: (718) [illegible]

FAX: (718) [illegible]-4276

February 17, 2010

Stanley M. Bergman, Chair and CEO
Henry Schein, Inc.
135 Duryea Road
Melville, NY 11747

Dear Mr. Bergman:

On behalf of the Ursuline Sisters of Tildonk, U.S. Province, the Ursuline Sisters of the Eastern Province, U.S.A. and the Sisters of St. Dominic of Tacoma, I withdraw the resolution, which requests the Board of Directors to review our Company's Worldwide Standards.

We do so on the basis of our conversation on February 2 with Michael Ettinger and Jennifer Ferrero. We look forward to receiving the information on amalgam sales and further conversation.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
205 Avenue C, #10E
NY NY 10009

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Proskauer Rose LLP 1585 Broadway New York, NY 10036-8299

January 20, 2010

Julie M. Allen
Member of the Firm
d 212.969.3155
f 212.969.2900
jallen@proskauer.com
www.proskauer.com

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Henry Schein Statement of Reasons for Omission of Shareholder Proposal Pursuant to Rule 14a–8(j)

Ladies and Gentlemen:

Henry Schein, Inc., a Delaware corporation ("Henry Schein" or the "Company"), has received three identical shareholder proposals and supporting statements (collectively, the "Proposal"), attached as Exhibit A, from the Ursuline Sisters of Tildonk, U.S. Province ("UST"), the Ursuline Sisters of the Roman Union, Eastern Province ("USRU"), and the Sisters of St. Dominic of Tacoma ("SSD" and together with UST and USRU, the "Proponents"). The Proposal requests that the Company's Board of Directors engage in some type of unspecified review of existing ethical standards, evaluate compliance in some unspecified manner and report the results to shareholders, in effect publicly.[1] The supporting statement to the Proposal is based on direct and implied defamatory allegations of unethical conduct by company executives and a well respected federal government official and former director of the Company, which are completely unfounded and impugn their reputations.

Henry Schein adheres to the highest standards of business conduct and recognizes the importance of establishing and maintaining a culture of compliance, both in fact and in spirit. Henry Schein management sets the tone from the top in this regard. The Proposal itself acknowledges that the Company already has in place worldwide ethics standards that apply to all of its employees.

While Henry Schein is sympathetic to the issue of ethical conduct by executives and public officials, it believes that the Proposal and supporting statement are inappropriate and may properly be omitted from the proxy materials to be distributed in connection with its 2010 annual meeting (the "Proxy Materials") for various reasons:

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[1] Specifically, the Proposal states:

> **RESOLVED:** The shareholders request the Board of Directors to review our Company's Worldwide Standards to determine whether there is compliance at all levels and positions within the Company, and to report the results, produced at reasonable cost and excluding proprietary information, to shareholders within six months of the annual meeting.

1) The Proponents have not complied with the ownership requirements imposed by the Securities and Exchange Commission (the "Commission") for submitting shareholder proposals. Specifically, the Proponents did not submit the required statement from the "record" holder of the securities verifying continuous ownership for at least a year; in fact they submitted no statement from any record owner at all. After receipt of the Proposal, the Company timely notified the Proponents that they had not satisfied the shareholder ownership requirements of Rule 14a–8(b). The Company alerted the Proponents specifically as to what they needed to show to establish their eligibility under Rule 14a–8. The Proponents then made an additional submission concerning their stockholdings, but again failed to submit any proof from the record owner, let alone the required proof, and the time for them to do so has now expired.

2) The Proposal contains completely unsubstantiated and unfounded allegations of wrongdoing by a former member of Henry Schein's Board of Directors, Dr. Margaret Hamburg, who is now the Commissioner of the U.S. Food and Drug Administration (the "FDA") and who has a long and unblemished record of public service. Dr. Hamburg served on the Henry Schein Board from 2003 until she was appointed FDA Commissioner in the Spring of last year. The Proposal references two newspaper editorial pieces, each of which strongly implies that the Company paid Dr. Hamburg for the years she served as a company director in order to influence her later decisions at the FDA if/when she was ever appointed to the FDA. There is absolutely no evidence supporting these accusations of wrongful conduct or any evidence to support the Proponents' "concern" that Dr. Hamburg, as the FDA Commissioner, took action that improperly favored the Company. The Proposal and the editorial pieces it references impugn, unfairly, the character and reputation of Dr. Hamburg and the Company's executives it mentions by name.

Rule 14a–8(1)(3) and Section B.4 of Staff Legal Bulletin No. 14B (September 15, 2004) specifically address this subject and permit the exclusion or modification of a proposal and its supporting material where "statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation."

Given the most serious nature of the accusations set forth in the Proposal, and the total absence of any supporting evidence that the Company was paying Dr. Hamburg to influence her actions in a post she did not hold, and might never have held, we respectfully ask the Staff of the Division of Corporation Finance (the "Staff") to agree with the Company that the Proposal should be excluded from the Company's Proxy Materials for this additional reason.

3) The Proposal should also be excluded because it reaches into the Company's ordinary business operations (as commonly understood under Section 14a–8(i)(7) of the Securities Exchange Act of 1934 (the "Exchange Act")) and it is also vague as to what it would specifically require the Board to do with respect to the "review" it would direct the Board to undertake. The Company already has an extensive ethical standards and compliance program, including a Compliance Committee and Compliance Officer for compliance monitoring.

****

We expand on each of these reasons for exclusion below and respectfully request that the Staff concur with the Company's view that, for these reasons, the Proposal and supporting statement may properly be excluded from the Proxy Materials to be distributed by the Company in connection with its 2010 annual meeting of shareholders.

The Company intends to commence distribution of its Proxy Materials on or about April 14, 2010. Under Rule 14a–8(j), this letter is being submitted to you no later than 80 days before the Company files its definitive 2010 Proxy Materials with the Commission. In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), we are e–mailing to the Staff (i) this letter and (ii) the Proposal and cover letters, submitted by UST, USRU and SSD, attached as Exhibit A. In accordance with Rule 14a–8(j)(1), a copy of this submission is being sent simultaneously to the Proponents.

BASES FOR EXCLUDING THE PROPOSAL

A. The Proposal is Excludable Under Rule 14a–8(b), Because the Proponents Have Not Established their Requisite Ownership of the Company's Securities.

Rule 14a–8(b) states, and the Staff has reaffirmed, that to be eligible to submit a proposal, a proponent must submit proper proof from the record holder of the shareholder's securities that the shareholder continuously owned a certain value or percentage of a company's voting securities for at least one year before the proponent submits the proposal. *See* Section A.3 of Staff Legal Bulletin No. 14 (July 13, 2001). The proponent must also continue to hold such securities through the date of the meeting.

Rule 14a–8(b)(2) requires as proof that a proponent submit a written statement from the "record" holder of the proponent's securities (usually a broker or bank) verifying that, at the time the proponent submitted the proposal, the proponent had continuously held the securities for at least one year. Rule 14a–8(f) states that a company may exclude a proponent's proposal if, after the company has notified the proponent of any deficiency, and the proponent fails to correct such deficiency within 14 calendar days following receipt.

Here, the Company received the Proposal on December 15 (UST and SSD) and 16 (USRU), 2009. UST submitted no evidence of eligibility under Rule 14a–8. SSD included a letter (from Tacoma Investment Group, dated December 8, 2009) stating that SSD was, as of December 8, 2009, the beneficial owner of $6,326 of the Company's common stock. USRU included a letter (from GAMCO Asset Management Company, dated November 30, 2009) stating that USRU was, as of November 30, 2008, the beneficial owner of 1,000 shares of the Company's common stock.

According to the Company's records, neither Tacoma Investment Group nor GAMCO Asset Management Company are record owners of the Company's common stock. Nor are the Proponents record owners.

Therefore, on December 21, 2009, the Company sent letters (by overnight mail), in accordance with Rule 14a–8(f), to USRU, SSD and their designated representative, Valerie Heinonen (the "Shareholder Representative"), requesting that they provide proof of eligibility under Rule 14a–8 (the "USRU Notification Letter" and "SSD Notification Letter," respectively). On December 22, 2009, the Company sent a similar letter (also by overnight mail) to UST (the "UST Notification Letter").[2]

A copy of Rule 14a–8 was also provided to the Proponents. In particular, the Company specifically notified each Proponent that, among other things, it is required to submit "proof of [its] continuous ownership of [its] shares verifying that, at the time [it] submitted [its] proposal, [it] continuously held [its] shares for at least one year," "substantiation that [its] holdings have been in excess of $2,000 during such period" and that such statement should be provided in the form of "a written statement from the record holder of [its] securities."

Pursuant to Rule 14a–8(f)(1), the Proponents had 14 calendar days from the date they received their respective Notification Letters to postmark or electronically transmit to the Company their responses containing proof of their ownership of the Company's securities required by Rule 14a–8(b).

On December 28, 2008, the Company received from the Shareholder Representative (i) a copy of the original letter from Tacoma Investment Group dated December 8, 2009 (the same letter that had been included in SSD's Proposal), stating that SSD was as of December 8, 2009 the beneficial owner of $6,326 of the Company's common stock (the "SSD Response"), and (ii) a revised letter from GAMCO Asset Management Company, dated November 30, 2009, stating that USRU was as of November 30, 2009 the beneficial owner of 1,000 shares of the Company's common stock (the "USRU Response"). As of the date of this letter, the Company has not received any further correspondence from UST or the Shareholder Representative concerning evidence of UST's eligibility.[3]

These Responses do not satisfy the requirements of Rule 14a–8(b)(2). Neither of the Responses contains a statement from the record owner of the Company's securities. Furthermore, (i) the SSD Response is dated as of December 8, 2009 and therefore purports to verify the Proponents' beneficial ownership only as of that date and (ii) the USRU Response is

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[2] Copies of the USRU Notification Letter, the SSD Notification Letter and the UST Notification Letter (collectively, the "Notification Letters"), together with proof of delivery thereof, are attached hereto as Exhibit B.

[3] A copy of the SSD Response and USRU Response (collectively, the "Responses") are attached hereto as Exhibit C.

dated as of November 30, 2009 and thus purports to verify the Proponents' beneficial ownership only as of that date. Neither of the letters speak as of the Proposal date, which was December 15, 2009 for UST and SSD and December 16, 2009 for USRU, and none attest to continuous ownership during the year before the applicable Proposal date.

The 14–day period within which the Proponents were required to properly respond to the Notification Letters and to provide the information required under Rule 14a–8(b) has now expired.

The Staff has consistently granted no–action relief pursuant to Rule 14a–8(f) where a proponent has failed to provide the requisite proof of ownership as of the precise date the proponent submitted the proposal. *See, e.g., Home Depot* (March 13, 2009) (exclusion of a proposal because the proponent provided proof of ownership only as of a date **before** the date of the proposal); *IDACORP, Inc.* (March 5, 2008) (exclusion of a proposal because the proponent provided inadequate proof of ownership and the dates of such proof preceded and succeeded the date of the proposal); *Safeway, Inc.* (February 6, 2008) (exclusion of proposal because the proponent provided no proof of ownership); *Exxon Mobil Corporation* (January 29, 2008) (exclusion of proposal because the proponent provided inadequate proof of ownership and the date of such proof succeeded the date of the proposal); and *Intel Corp.* (January 29, 2004) (exclusion of proposal because proof of ownership was provided by the proponent's broker as of a date that succeeded the date of the proposal and such proof was received by the company more than 14 calendar days following delivery of the company's deficiency notice).

The same result should follow here. The Company has complied with its obligations under Rule 14a–8(f). The Company timely delivered the Notification Letters to the Proponents within 14 calendar days of its receipt of the Proposal and the Notification Letters clearly stated the ownership requirements under Rule 14a–8(b)(1), the type of documentation necessary to demonstrate compliance with such requirements and the deadline within which the Proponent was required to provide such proof. The Proponents have nonetheless failed to meet their eligibility prerequisites and their Proposal may therefore be excluded.[4]

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[4] Although the Staff has, in certain limited instances, allowed proponents to correct certain deficiencies after the 14–day period, the Staff has done so only were there were deficiencies in a company's notification letter. *See, e.g., JPMorgan Chase & Co.* (March 7, 2008) (proponent did not receive the company's request for documentary support for proponent's claim of beneficial ownership); *LNB Bancorp, Inc.* (December 28, 2007) (company's request for additional information from the proponent failed to inform the proponent of what would constitute appropriate documentation under Rule 14a–8b); and *AT&T Inc.* (February 16, 2007) (company may have addressed its deficiency notice to an incorrect address). The Company believes any extension of the 14–day period is unwarranted in this case inasmuch as the Notification Letters fully complied with the requirements of Rule 14a–8 and the standards set forth in Staff Legal Bulletin No. 14 (July 13, 2001).

B. The Proposal is Excludable Under Rule 14a–8(i)(3), Because Integral Portions of the Proposal are Materially False and Misleading and Include Statements that Impugn Character, Integrity or Personal Reputation and Make Charges Concerning Improper or Illegal Conduct, Without Factual Foundation.

Rule 14a–8(i)(3) permits a company to exclude a shareholder proposal and its related supporting statement if such "proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a–9, which prohibits materially false or misleading statements in proxy soliciting materials." Note (b) to Rule 14a–9 cites as an example of false and misleading statements "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

Consistent with Note (b) to Rule 14a–9, the Staff has stated (in Section B.4 of Staff Legal Bulletin No. 14B, September 15, 2004) that reliance on Rule 14a–8(i)(3) to exclude or modify a statement may be appropriate where "statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation."

Here, the Proponents' supporting statement cites certain alleged and totally unsubstantiated wrongful conduct involving Dr. Margaret Hamburg, Commissioner of the FDA and former Company Board member. Also claimed to be involved in this wrongdoing, also without any proof, are Mr. Stanley M. Bergman, the Company's CEO, and Mr. Michael S. Ettinger, its General Counsel. The Proponents cite certain editorial pieces to support their characterization of such alleged wrongdoing, but those editorial pieces are neither proof themselves nor do they cite to any real evidence of any wrongdoing. Therefore, Proponents' characterization, which is accusatory in nature and intended to imply improper actions on the part of these officers and the former board member, unfairly impugns their character, integrity and personal reputations, without basis. These assertions are therefore misleading and without factual foundation, and come within the prohibition of Rule 14a–9 and the Staff's Bulletin cited above.

In particular, and at the heart of the Proposal to involve shareholders in monitoring the Company's ethics policies, is the Proposal's fourth paragraph, which alleges that:

> "Shortly after the FDA decision on dental amalgam [to permit the sale of amalgam without disclosing its mercury content], Henry Schein's general counsel Michael Ettinger sent FDA Commissioner Margaret Hamburg an email on July 30, 2009, thanking her for a service she performed while at FDA and acknowledging Schein is 'indebted' to her for this service, which raises questions of conflict of interest."

However, the Proponents' argument is based on a distortion of the actual email, which is attached as Exhibit D, and which did not thank Dr. Hamburg for any service performed for Henry Schein. As can be seen from a plain reading, it actually stated that "[w]e are indebted to you for your service **to our country**." (Emphasis added.) This statement of appreciation for Dr. Hamburg's call to public service in her then new role as the Commissioner of the FDA –and not for anything she supposedly and improperly did there for the Company– was in the context of an exchange between Mr. Ettinger and Dr. Hamburg relating to the termination of her out-of-the-money options and the severing of all remaining ties between Dr. Hamburg and the Company, and had no bearing whatsoever on the dental amalgam matter.

Such distortion of the actual communications between Mr. Ettinger and Dr. Hamburg on its face would have the effect of impugning the character, integrity and personal reputation of both Mr. Ettinger and Dr. Hamburg and would constitute charges concerning improper conduct without any factual foundation. As such, they are excludable from the Proxy Materials.

In addition, the Proposal's sixth paragraph further insinuates, also without any factual basis, that certain actions of Mr. Ettinger and Mr. Bergman have resulted in the Company receiving an improper favor from Dr. Hamburg, in her capacity as the Commissioner of the FDA. The Proponents say that this alleged benefit might "lead to company indebtedness to a government official who regulates its products." Such insinuation makes charges against the individuals supposedly involved and the Company concerning improper, illegal or immoral conduct, all without any factual basis. The Proponents purport to base such allegations on their mischaracterization of Mr. Ettinger's email described above and on the following two editorials that provide absolutely no factual basis for the assertions.

- Proponents cite a Charleston Gazette editorial (attached hereto as Exhibit E), which references a Company earnings call on the day the amalgam rule was published and during which Mr. Bergman "thanked [Dr. Hamburg] for the 'insight' she gave the company 'throughout the years.'" The editorial author implies that, because Dr. Hamburg had already resigned as a director, there was no reason other than the amalgam rule for Mr. Bergman to thank her on that occasion. Completely ignored is the fact that this was the first earnings call after Dr. Hamburg's resignation as a director and that it was therefore a logical time for the Company to express its gratitude for her years of service as a director. Further, a review of the transcript of the call, attached as Exhibit F hereto, reveals that neither "amalgam," "mercury" nor the FDA ruling on amalgam was even mentioned. Proponents' mischaracterization of Mr. Bergman's statements would impugn the character, integrity and personal reputation both of Mr. Bergman and of Dr. Hamburg— without any factual basis.

- The Huffington Post article cited by the Proponents and attached hereto as Exhibit G references a quote from Charles Brown, the author of the Charleston Gazette Article, stating that Henry Schein paid Dr. Hamburg "a quarter million dollars a year for the handful of hours it takes to be a director." Mr. Brown's quote then clearly draws the inference that the Company paid Dr. Hamburg so that when her political party returned to power the Company could "call in [its] chits." However, the compensation received by Dr. Hamburg from the Company was comparable to the compensation received by other members of the Board of Directors and by members of boards of directors of other Fortune 500 companies. It was based upon the services she provided not only as a member of its Board but also –and completely unmentioned by Proponents– for her role as a member of the Company's Medical Advisory Board.

Upon Dr. Hamburg's confirmation as the Commissioner of the FDA, Senator Michael Enzi (Republican, Wyoming) stated that "Dr. Hamburg is an internationally recognized leader in public health and medicine, and an authority on global health, public health systems [and] infectious disease." Senator Enzi further noted that "the vetting process for executive nominees is thorough and not without some degree of personal and professional sacrifice."[5] Notwithstanding such scrutiny of her record throughout the vetting process, Dr. Hamburg was lauded by both Republican and Democratic Senators alike as her appointment was unanimously confirmed by the Senate.

To state, without any factual evidence, that Dr. Hamburg, Commissioner of the FDA, graduate of Harvard Medical School, former Commissioner of the New York City Department of Health and Mental Hygiene, Assistant Secretary for Policy and Evaluation in the U.S. Department of Health and Human Services and Vice President for Biological Programs at the Nuclear Threat Initiative, was elected by the shareholders of the Company to gather "chits" rather than for her insight, intellect, experience and dedication clearly –and unfairly– impugns her character, integrity and personal reputation without any factual basis. At the same time, such assertions directly and indirectly make charges against her and the Company concerning improper, illegal or immoral conduct, all without factual foundation.[6]

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[5] Confirmation of Margaret Hamburg, The United States Senate, May 19, 2009, Section 27 at page S. 5608.

[6] The fact that Proponents rely on newspaper editorials does not permit this clear violation of Rule 14a–9's prohibition on unsubstantiated and misleading statements that impugn character and integrity. As stated in an article by David A. Sirignano (who was at the time a senior member of the Staff), "*Review of Proxy Contests by the Staff of the Securities and Exchange Commission*" (September 6, 1988):

> "[t]he solicitor assumes responsibility and liability for material prepared and published by another party and reprinted in proxy solicitation material. Such material is subject to the same scrutiny and the same standards of disclosure as all other proxy materials of such person. Accordingly, the solicitor must be prepared to support the statements made, not merely the fact that the statements were made."

Here, the soliciting persons are the Proponents and the soliciting material is the supporting statement forming part of the Proposal. Therefore, the Proponents are responsible for the accuracy of statements made by third parties and referred to in the Proponents' supporting statement.

The Staff has a long–standing policy that companies properly may exclude all or a portion of shareholder proposals that contain material impugning the character, integrity or personal reputation of, or make charges concerning illegal or improper conduct by, the company's directors or employees without factual basis. *See, e.g., Con–way Inc.* (January 22, 2009) (exclusion of a proposal that implied, without factual foundation, that executives had engaged in backdating of options and entered into improper agreements with the company); *Entergy Corporation* (February 14, 2007) (exclusion of a proposal where, among other false and misleading material, the proposal contained statements that impugned the character of independent directors by questioning their independence and insinuating some directors had conflicts of interest); *The Swiss Helvetia Fund* Inc. (April 3, 2001) (exclusion of a proposal that implied, without factual foundation, that directors have violated or may choose to violate their fiduciary duties); and *Phoenix Gold International, Inc.* (November 21, 2000) (exclusion of portions of a supporting statement questioning the independence of independent directors).

The Staff also has concurred that companies may exclude from shareholder proposals statements implying that the company had engaged in wrongdoing. *See, e.g., 3M Company* (February 17, 2004) (requiring a proponent either to provide support for or to omit assertion in the supporting statement that the company has faced certain litigation); *Post Properties, Inc.* (March 26, 2004) (exclusion of portion of a supporting statement asserting that the company may have violated federal securities laws by failing to disclose fully a director's compensation package); *Boise Cascade Corporation* (January 23, 2001) (exclusion of portion of a supporting statement alleging that the company had engaged in wrongdoing and was "routinely criticized by environmental and human rights leaders"); and *Freeport–McMoRan Copper & Gold Inc.* (February 22, 1999) (exclusion of portion of a supporting statement discussing a Wall Street Journal article that suggested, without factual basis, that the company had engaged in improper conduct).

Here, the Proponents' Proposal is predicated upon their totally unsupported allegations of improper, illegal or immoral conduct and associations involving Mr. Ettinger, Mr. Bergman and Dr. Hamburg, all of which are without any factual basis.

These materials should not be circulated, as doing so would violate Rule 14a–9 and the Staff Bulletin. Moreover, because the defamatory statements are so integral to the Proposal, they cannot realistically be modified. If the Proponents were to revise or remove the materially false and misleading statements from the supporting statement, the supporting statement would no longer support the Proposal.

Section E.1 of Staff Legal Bulletin No. 14 (July 13, 2001) states that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." That is the case here. In light of the central and pervasive nature of the false and misleading statements, the Company believes the entire Proposal is properly excludable from the Proxy Materials.[7]

C. The Proposal is Excludable Under Rule 14a–8(i)(7), Because It Addresses, Fundamentally, Matters Relating to the Company's Ordinary Business Operations.

Rule 14a–8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if it deals with matters related to the company's ordinary business operations. The policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and to the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *See* Exchange Act Release No. 34–40018 (May 21, 1998).

This policy rests on two central considerations: (i) certain tasks are so fundamental to management's ability to run a company on a day–to–day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and (ii) the "degree to which the proposal seeks to 'micro–manage' the company by probing too deeply into matters of a complex nature upon which the shareholders, as a group, would not be in a position to make an informed judgment." *Id.* The Company believes these fundamental policy considerations provide yet further reason to exclude the Proposal.

The Company's Worldwide Business Standards already include mechanisms to ensure compliance with the Company's ethics policies. Ensuring such compliance is therefore already a core management function. There is no new policy that is needed here; the policy requiring the monitoring of compliance with the Company ethics rules already exists. The mechanism also exists and making sure that it is followed is a core management function.

At the direction of its Board of Directors, the Company, as part of its ordinary day–to–day business operations, through the independent Audit Committee of the Board of Directors, the Compliance Committee of the Board of Directors and the Company's Compliance Officer, (1) determines the appropriate means for performing the Board of Director's and management's compliance monitoring functions, (2) manages its employees and provides regular educational training regarding the Worldwide Business Standards and (3) establishes the optimal policies and procedures for the business conduct of the Company.

Given the existence of both policy and management procedures on this subject, the Proposal is precisely the type of proposal that is excludable under Rule 14a–8(i)(7), because it "seeks to 'micro–manage' the company by probing too deeply into matters of a complex nature

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[7] Of course, if for some reason the Staff disagrees, the Proponents should be required to remove the materially false and misleading statements from the Proposal.

upon which shareowners, as a group, would not be in a position to make an informed judgment." SEC Rel. No. 34–40018 (May 21, 1998).

In this connection, the Staff has long recognized that proposals relating to the monitoring and compliance of various company standards of ethics or codes of conduct are excludable under Rule 14a–8(i)(7). As a result, a variety of stockholder proposals submitted to different companies over the years relating to monitoring compliance with a company's code of conduct, ethics or other programs have been consistently excluded with Staff concurrence under Rule 14a–8(i)(7) as infringing on management's core function of being able to establish, oversee, monitor compliance with, amend or enforce such codes of conduct, codes of ethics or other programs. *See, e.g., American Express Company* (January 22, 2009) (proposal that the company amend its Employee Code of Conduct "to include mandatory penalties for non–compliance" after an independent outside compliance review of the Code was properly excluded as related to the company's ordinary business operations); *American Express Co.* (January 23, 2007) (to same effect); *Verizon Communications Inc.* (December 30, 2009) (proposal to form a Corporate Responsibility Committee to monitor the extent to which Verizon lives up to its claims pertaining to integrity, trustworthiness and reliability excluded as relating to ordinary business operations); *Verizon Communications Inc.* (December 17, 2008) (to same effect); *Monsanto Company* (November 3, 2005) (proposal to establish an ethics oversight committee to "insure compliance with Monsanto's Code of Conduct, the Monsanto Pledge, and applicable laws, rules and regulations" excluded as relating to ordinary business operations); and *Lockheed Martin Corporation* (January 29, 1997) (proposal requesting the audit and ethics committee of the company's board of directors evaluate whether the company has an adequate legal compliance program and prepare a report fell under the purview of a company's ordinary business operations).

We do not believe that anything in the Staff's recent guidance in Staff Legal Bulletin No. 14E (October 27, 2009) suggests a different result, for the Proposal here raises no new policy issue that is so significant that it would be appropriate for shareholder vote. As we have noted, the necessary policies driving the desired compliance objective already exist. This is supported by the recent Verizon Communication Inc. no action letter (December 30, 2009), where the Staff concurred with Verizon's conclusion that a proposal requesting that Verizon's board of directors form a "Corporate Responsibility Committee" to "monitor the extent by which Verizon lives up to its claims pertaining to integrity, trustworthiness, and reliability" may be excluded under Rule 14a-8(i)(7) as relating to Verizon's ordinary business operations.

The same result should follow here as well.

D. The Proposal is Excludable Under Rule 14a–8(i)(3), Because it is Inherently Vague and Indefinite.

Section B.4 of Staff Legal Bulletin No. 14B (September 15, 2004) states that reliance on Rule 14a–8(i)(3) to exclude or modify a statement may be appropriate where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

The Proposal requests that the Board of Directors review the "Company's Worldwide Standards to determine whether there is compliance at all levels and positions within the Company, and to report the results, produced at reasonable cost and excluding proprietary information, to shareholders within six months of the annual meeting." In addition to the fact that the Proposal is really getting into the management function of ensuring compliance with already existing Company policies (discussed above in Part C), it is also sufficiently unclear that the shareholders voting on the proposal would not know what they were asking the Board to do, and, if the Proposal were adopted, the Board would not know what the shareholders were requiring it to do.

Among other things:

- The Proposal does not explain how compliance with the Worldwide Business Standards would be defined or measured (i.e., minor immaterial infractions as opposed to only material non-compliance).

- The Proposal does not explain what the scope of the review "at all levels and positions" would entail. The Proposal could require the Board personally to review and investigate each of the Company's more than 13,500 employees, directors and officers to determine whether they have complied with the policy.

- It is unclear how "reasonable cost" should be defined and what constitutes "proprietary information." It is possible that the review required by the Proposal cannot be completed at "reasonable cost" or reported without disclosing "proprietary information."

- The manner in which the Board should report its findings is vague (i.e., a special stockholder meeting, written communication sent to all shareholders, press release or other means).

The Staff, in numerous no–action letters, has concurred in the exclusion of shareholder proposals involving vague and indefinite requirements where neither the shareholders voting on the proposal nor the company would be able to determine with reasonable certainty what measures the company would take if the proposal were implemented. *See, e.g., Wendy's International. Inc.* (February 24, 2006) (exclusion of a proposal requesting a report on the progress made toward "accelerating development" of certain humane slaughter techniques because the proposal was vague and indefinite as to what "accelerating" and "development" meant); *The Ryland Group, Inc.* (January 19, 2005) (exclusion of a proposal that the company compile a report on the company's compliance with certain sustainability guidelines because the proposal was vague and indefinite as to how such compliance was to be measured); and *NYNEXCorp.* (January 12, 1990) (exclusion of a proposal that was "so inherently vague and indefinite" that any action by the company "could be significantly different from the action envisioned by shareholders voting on the proposal").

The same result should follow here, because, while it sounds exemplary, neither the shareholders voting on the Proposal nor the Board would be able to determine with reasonable certainty exactly what actions compliance with the Proposal would require. The Company therefore believes that the Proposal is properly excludable from the Proxy Materials for this reason also.

CONCLUSION

For the reasons stated above, the Company respectfully requests that the Staff concur with the Company's view that the Proposal is properly excludable from the Proxy Materials pursuant to (i) Rule 14a–8(b), because none of the Proponents have established their requisite ownership of the Company's securities, (ii) Rule 14a–8(i)(3), because the Proposal is materially false and misleading in violation of Rule 14a–9, (iii) Rule 14a–8(i)(7), because the Proposal relates to the Company's ordinary business operations and raises no new significant policy issues appropriate for shareholder consideration, and (iv) Section B.4 of Staff Legal Bulletin No. 14B, because the Proposal is unworkably vague and does not inform the shareholders as to what they would be requiring the Board to do.

Should the Staff disagree with the Company's positions or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters before the issuance of its response. On behalf of the Company, we would request that the Staff e–mail a copy of its response to this letter to the undersigned at jallen@proskauer.com.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (212) 969–3155.

Very truly yours,



Julie M. Allen

cc: Michael S. Ettinger, Esq., Henry Schein, Inc., Senior Vice President and General Counsel

Valerie Heinonen, o.s.u., Ursiline Sisters of Tildonk

Mary Dowd osu, Ursiline Sisters of The Roman Union, Eastern Province, Corporate Responsibility Representative

Katherine Lewis, OP, Sisters of Saint Dominic, Treasurer

EXHIBIT A

Proposal and Cover Letters

See attached document.


A Mission of Service, A Vision for Change.

DEC 16 2009

cc: S. Bergman
H. Stapler

December 14, 2009

Stanley M. Bergman, Chair and CEO
Henry Schein, Inc.
135 Duryea Road
Melville, NY 11747

Dear Mr. Bergman:

On behalf of the Ursuline Sisters of the Roman Union, Eastern Province, I am hereby authorized to file the attached resolution requesting the Board of Directors to review our Company's Worldwide Standards to determine whether there is compliance at all levels and positions within the Company, for inclusion in the 2010 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. The Ursulines Sisters of the Roman Union are co-filing this resolution with the Ursuline Sisters of Tildonk and other investors associated with the Interfaith Center on Corporate Responsibility.

The Ursulines Sisters of the Roman Union, Eastern Province is the beneficial owner of one thousand (1,000) shares of Henry Schein stock, which we intend to hold at least until after the next annual meeting. Please see the attached letter of verification from our manager.

I designate Sister Valerie Heinonen, osu as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the resolution and to agree on modifications or a withdrawal of the resolution on my behalf. In addition, I authorize Henry Schein, Inc. and the Securities and Exchange Commission to communicate solely with Sister Valerie as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Mary Dowd, osu

Mary Dowd osu
Corporate Responsibility Representative

Ursuline Provincialate • Eastern Province of the United States
1338 North Avenue. New Rochelle. NY 10804-2121 • 914.712.0060 • Fax 914.712.3134 • ursruetpr@aol.com

Henry Schein, Inc.

Worldwide Business Standards -2010

WHEREAS:

Standards of ethical conduct set forth in Henry Schein Worldwide Business Standards are "one of the keys to why we excel in our business" according to CEO Stanley Bergman.

"Ethical business practices extend to all levels and positions within our Company" and the Worldwide Business Standards are intended to "set forth the fundamental responsibilities of all those who represent Henry Schein's good name."

Margaret Hamburg was a Henry Schein Board member from 2003 until she was confirmed as Commissioner of the U.S. Food and Drug Administration on May 18, 2009. This confirmation occurred during the FDA's decision-making process on whether to classify dental amalgam as a class II device with special controls, a product related to Henry Schein's business. The FDA comment period on mercury amalgams ran from April 28, 2008 to July 28, 2008 with a final decision July 28, 2009. We are concerned that as a Henry Schein Board member from 2003 until confirmation, Ms. Hamburg may have found herself in an ethical dilemma and conflict of interest as a former board member when she was involved in FDA decision making about products related to that company.

Shortly after the FDA decision on dental amalgam, Henry Schein's general counsel Michael Ettinger sent FDA Commissioner Margaret Hamburg an email on July 30, 2009, thanking her for a service she performed while at FDA and acknowledging Schein is "indebted" to her for this service, which raises questions of conflict of interest.

On July 28, 2009, FDA announced a rule on dental amalgam that permitted Henry Schein to sell the product without disclosing its 50% mercury content to consumers. Nor is Schein required to inform parents and pregnant women of amalgam's risk of neurological harm to children and the unborn, even though FDA acknowledges this risk. The rule was published on August 4, 2009.

Concerns have arisen that actions of general counsel Ettinger and CEO Bergman could be perceived as Henry Schein having received an improper favor from the FDA Commissioner, an apparent conflict that might lead to company indebtedness to a government official who regulates its products. In the HUFFINGTON POST article "The Mercury Mischief: As Obama Warns of Hazards, the FDA Approves Mercury Dental Fillings," 8/28/09, author Ellen Brown suggests the FDA Commissioner's ties to top amalgam seller Henry Schein resulted in a rule favoring industry even though it is contrary to the President's goals. In a CHARLESTON GAZETTE op-ed entitled "FDA, mercury not affected by Obama's 'change,'" 11/22/09, Charles G. Brown, Consumers for Dental Choice, noted the FDA Commissioner appears to have skirted her ethical obligation to recuse herself from the amalgam issue to ensure Henry Schein would receive an industry-friendly rule.

RESOLVED:

The shareholders request the Board of Directors to review our Company's Worldwide Standards to determine whether there is compliance at all levels and positions within the Company, and to report the results, produced at reasonable cost and excluding proprietary information, to shareholders within six months of the annual meeting.

One Corporate Center
Rye, NY 10580-1435
Tel. (914) 921-5237
Fax (914) 921-5060
www.gabelli.com
cdesmarais@gabelli.com

CASH FLOW
RESEARCH

GAMCO Asset Management Company

November 30, 2009

To Whom It May Concern:

This letter will certify that as of November 30, 2008 the Ursuline Sisters Eastern Province are the beneficial owners of 1,000 shares of Henry Schein Inc. stock. The shares are held in the name of GAMCO Asset Management Inc. at First Clearing, LLC.

Further, please note that the Ursuline Sisters have held at least $2,000 in market value of Henry Schein since June 2003.

Thank you.

Sincerely,



Christopher Desmarais
Senior Vice President

DEC 1 5 2009



Sisters of Saint Dominic
Tacoma Dominican Center

(253) 272-9688
FAX (253) 272-8790
935 Fawcett Avenue South
Tacoma, Washington 98402-5605

December 14,2009

Stanley Bergman
Henry Schein, Inc.
Chair, President & CEO
135 Duryea Rd.
Melville, NY11747-3834

Dear Mr. Bergman,

The Sisters of St. Dominic of Tacoma are co-filing the enclosed resolution requesting a review of our Company's Worldwide Standards with the Ursuline Sisters of Tildonk for action at the annual meeting in 2010. We submit it for inclusion in your proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the stockholders meeting to move the resolution as required by SEC Rules.

The Sisters of St. Dominic of Tacoma are the beneficial owners of at least $2000 worth of shares of Henry Schein, Inc. stock. We have been a shareholder for more than one year and will continue to hold shares through the annual meeting in 2010. A letter verifying our ownership is enclosed.

For matters relating to this resolution, please contact our authorized representative, Valerie Heinonen, OSU, 212.674.2542.

Sincerely,



Katherine Lewis, OP
Treasurer

Encl. Resolution
Verification of ownership

Henry Schein, Inc.

Worldwide Business Standards -2010

WHEREAS:

Standards of ethical conduct set forth in Henry Schein Worldwide Business Standards are "one of the keys to why we excel in our business" according to CEO Stanley Bergman.

"Ethical business practices extend to all levels and positions within our Company" and the Worldwide Business Standards are intended to "set forth the fundamental responsibilities of all those who represent Henry Schein's good name."

Margaret Hamburg was a Henry Schein Board member from 2003 until she was confirmed as Commissioner of the U.S. Food and Drug Administration on May 18, 2009. This confirmation occurred during the FDA's decision-making process on whether to classify dental amalgam as a class II device with special controls, a product related to Henry Schein's business. The FDA comment period on mercury amalgams ran from April 28, 2008 to July 28, 2008 with a final decision July 28, 2009. We are concerned that as a Henry Schein Board member from 2003 until confirmation, Ms. Hamburg may have found herself in an ethical dilemma and conflict of interest as a former board member when she was involved in FDA decision making about products related to that company.

Shortly after the FDA decision on dental amalgam, Henry Schein's general counsel Michael Ettinger sent FDA Commissioner Margaret Hamburg an email on July 30, 2009, thanking her for a service she performed while at FDA and acknowledging Schein is "indebted" to her for this service, which raises questions of conflict of interest.

On July 28, 2009, FDA announced a rule on dental amalgam that permitted Henry Schein to sell the product without disclosing its 50% mercury content to consumers. Nor is Schein required to inform parents and pregnant women of amalgam's risk of neurological harm to children and the unborn, even though FDA acknowledges this risk. The rule was published on August 4, 2009.

Concerns have arisen that actions of general counsel Ettinger and CEO Bergman could be perceived as Henry Schein having received an improper favor from the FDA Commissioner, an apparent conflict that might lead to company indebtedness to a government official who regulates its products. In the HUFFINGTON POST article "The Mercury Mischief: As Obama Warns of Hazards, the FDA Approves Mercury Dental Fillings," 8/28/09, author Ellen Brown suggests the FDA Commissioner's ties to top amalgam seller Henry Schein resulted in a rule favoring industry even though it is contrary to the President's goals. In a CHARLESTON GAZETTE op-ed entitled "FDA, mercury not affected by Obama's 'change,'" 11/22/09, Charles G. Brown, Consumers for Dental Choice, noted the FDA Commissioner appears to have skirted her ethical obligation to recuse herself from the amalgam issue to ensure Henry Schein would receive an industry-friendly rule.

RESOLVED:

The shareholders request the Board of Directors to review our Company's Worldwide Standards to determine whether there is compliance at all levels and positions within the Company, and to report the results, produced at reasonable cost and excluding proprietary information, to shareholders within six months of the annual meeting.

Tacoma Investment Group



Registered Investment Advisor

December 8, 2009

To Whom It May Concern:

This letter is to verify that Sisters of St. Dominic of Tacoma owns $6,326 of Henry Schein Corporation common stock. These funds have been held for more than one year and at least the minimum required will continue to be held through the time of the company's next annual meeting.

This security is currently managed by Tacoma Investment Group who serves as the Registered Investment Advisor for Sisters of St. Dominic of Tacoma. The shares are registered in our nominee name at TD Ameritrade, the account custodian.

Sincerely,



L. Brien Elvins

P.O. Box 7002 Tacoma, Washington 98417 253.761.8494 Fax: 253.761.8494


UT UNUM SINT

Ursuline Sisters of Tildonk

UNITED STATES PROVINCE

81-15 UTOPIA PARKWAY
JAMAICA, NEW YORK 11432-1308

PROVINCIAL'S OFFICE: (718) 591-0681
FAX: (718) 969-4275

DEC 15 2009

December 14, 2009

Stanley M. Bergman, Chair and CEO
Henry Schein, Inc.
135 Duryea Road
Melville, NY 11747

Dear Mr. Bergman:

On behalf of the Ursuline Sisters of Tildonk, U.S. Province, I am authorized to submit the following resolution, which requests the Board of Directors to review our Company's Worldwide Standards to determine whether there is compliance at all levels and positions within the Company, for inclusion in the 2010 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Ursuline Sisters of Tildonk are cofiling this resolution with the Ursuline Sisters of the Eastern Province, U.S.A. and other investors associated with the Interfaith Center on Corporate Responsibility.

The Ursuline Sisters of Tildonk is raising this question of corporate governance after having examined the codes and guidelines posted on the Henry Schein website. We did not find a set of standards applicable to all persons/positions within the corporation. Rather, for example, the code of ethics pertains only to financial officers and as it currently reads, the Standards apply only to employees. We believe good corporate governance must ensure that all aspects of business are included.

The Ursuline Sisters of Tildonk, U.S. Province is the beneficial owner of 1,400 shares of Henry Schein, stock. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, osu.

Valerie Heinonen, o.s.u.

WHEREAS:

Standards of ethical conduct set forth in Henry Schein Worldwide Business Standards are "one of the keys to why we excel in our business" according to CEO Stanley Bergman.

"Ethical business practices extend to all levels and positions within our Company" and the Worldwide Business Standards are intended to "set forth the fundamental responsibilities of all those who represent Henry Schein's good name."

Margaret Hamburg was a Henry Schein Board member from 2003 until she was confirmed as Commissioner of the U.S. Food and Drug Administration on May 18, 2009. This confirmation occurred during the FDA's decision-making process on whether to classify dental amalgam as a class II device with special controls, a product related to Henry Schein's business. The FDA comment period on mercury amalgams ran from April 28, 2008 to July 28, 2008 with a final decision July 28, 2009. We are concerned that as a Henry Schein Board member from 2003 until confirmation, Ms. Hamburg may have found herself in an ethical dilemma and conflict of interest as a former board member when she was involved in FDA decision making about products related to that company.

Shortly after the FDA decision on dental amalgam, Henry Schein's general counsel Michael Ettinger sent FDA Commissioner Margaret Hamburg an email on July 30, 2009, thanking her for a service she performed while at FDA and acknowledging Schein is "indebted" to her for this service, which raises questions of conflict of interest.

On July 28, 2009, FDA announced a rule on dental amalgam that permitted Henry Schein to sell the product without disclosing its 50% mercury content to consumers. Nor is Schein required to inform parents and pregnant women of amalgam's risk of neurological harm to children and the unborn, even though FDA acknowledges this risk. The rule was published on August 4, 2009.

Concerns have arisen that actions of general counsel Ettinger and CEO Bergman could be perceived as Henry Schein having received an improper favor from the FDA Commissioner, an apparent conflict that might lead to company indebtedness to a government official who regulates its products. In the HUFFINGTON POST article "The Mercury Mischief: As Obama Warns of Hazards, the FDA Approves Mercury Dental Fillings," 8/28/09, author Ellen Brown suggests the FDA Commissioner's ties to top amalgam seller Henry Schein resulted in a rule favoring industry even though it is contrary to the President's goals. In a CHARLESTON GAZETTE op-ed entitled "FDA, mercury not affected by Obama's 'change,'" 11/22/09, Charles G. Brown, Consumers for Dental Choice, noted the FDA Commissioner appears to have skirted her ethical obligation to recuse herself from the amalgam issue to ensure Henry Schein would receive an industry-friendly rule.

RESOLVED:

The shareholders request the Board of Directors to review our Company's Worldwide Standards to determine whether there is compliance at all levels and positions within the Company, and to report the results, produced at reasonable cost and excluding proprietary information, to shareholders within six months of the annual meeting.

EXHIBIT B

USRU, SSD and UST Notification Letters

See attached document.


Henry Schein, Inc. • 135 Duryea Road • Melville, NY 11747

GENERAL BUSINESS: 1-631-843-5500
FAX: 1-631-843-5680
www.henryschein.com

Via UPS Overnight Courier

December 21, 2009

Mary Dowd, o.s.u.
Ursiline Sisters of The Roman Union, Eastern Province
Corporate Responsibility Representative
1338 North Avenue
New Rochelle, NY 10804-2121

Dear Ms. Dowd,

We received your shareholder proposal dated December 14, 2009 on December 16, 2009. In order to verify your eligibility to submit a shareholder proposal to be included in Henry Schein, Inc.'s proxy materials for the 2010 Annual Meeting, you need to provide the following information pursuant to Rule 14a-8(b) under the Securities Exchange Act of 1934:

- Proof of your continuous ownership of your shares verifying that, at the time you submitted your proposal, you continuously held your shares for at least one year, and
- Substantiation that your holdings have been in excess of $2,000 during that period.

This information should be provided in the form of a written statement from the record holder of your securities. Pursuant to Rule 14s-8(f), you must respond to this notice within 14 days from the date you receive this notification. If you do not respond within the specified time frame, we may exclude your proposal. We have included a copy of Rule 14a-8 for your reference.

Should you have any questions, please contact me at (631) 843-5993.

Very truly yours,

Michael S. Ettinger
Senior Vice President & General Counsel

cc: Valerie Heinonen, o.s.u.
Ursiline Sisters of Tildonk
81-15 Utopia Parkway
Jamaica, NY 11432-1308


UKAS
ISO 9002 / EN 46002

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

- Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

- Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

  - In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

  - If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

- The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
- The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:
    - A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;
    - Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and
    - Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

- Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.
- Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.
- Question 5: What is the deadline for submitting a proposal?
    - If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.
    - The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.
    - If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

- Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

  - The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

  - If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

- Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

- Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

  - Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

  - If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

  - If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

- Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

  - Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

- Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

- Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
- Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
- Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
- Absence of power/authority: If the company would lack the power or authority to implement the proposal;
- Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
- Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;
- Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

- Substantially implemented: If the company has already substantially implemented the proposal;
- Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

- Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:
  - Less than 3% of the vote if proposed once within the preceding 5 calendar years;
  - Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or
  - Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and
- Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

- Question 10: What procedures must the company follow if it intends to exclude my proposal?
  - If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.
  - The company must file six paper copies of the following:
    - The proposal;
    - An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and
    - A supporting opinion of counsel when such reasons are based on matters of state or foreign law.
- Question 11: May I submit my own statement to the Commission responding to the company's arguments?

  Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

- Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?
  - The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.
  - The company is not responsible for the contents of your proposal or supporting statement.

- Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

  - The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

  - However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

  - We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

    - If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

    - In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Regulatory History

48 FR 38222, Aug. 23, 1983, as amended at 50 FR 48181, Nov. 22, 1985; 51 FR 42062, Nov. 20, 1986; 52 FR 21936, June 10, 1987; 52 FR 48983, Dec. 29, 1987; 63 FR 29106, 29119, May 28, 1998, as corrected at 63 FR 50622, 50623, Sept. 22, 1998; 72 FR 4148, 4168, Jan. 29, 2007; 72 FR 70450, 70456, Dec. 11, 2007; 73 FR 934, 977, Jan. 4, 2008

Johnson, Sandra

From: UPS Quantum View [auto-notify@ups.com]
Sent: Tuesday, December 22, 2009 10:45 AM
To: Johnson, Sandra
Subject: UPS Delivery Notification, Tracking Number 1Z45X62X0194424677



***Do not reply to this e-mail. UPS and Henry Schein will not receive your reply.

At the request of Henry Schein, this notice alerts you that the shipment listed below has been delivered.

Important Delivery Information

Delivery Date / Time: 22-December-2009 / 10:00 AM
Delivery Location: RECEPTION
Signed by: WALDRON

Shipment Detail

Ship To:
Mary Dowd, o.s.u.
Ursiline Sisters of The Roman Union
1338 NORTH AVE
NEW ROCHELLE
NY
10804
US

UPS Service: NEXT DAY AIR
Shipment Type: Letter
Tracking Number: 1Z45X62X0194424677
Reference Number 1: 010009880002 / E 365



Henry Schein, Inc. • 135 Duryea Road • Melville, NY 11747

GENERAL BUSINESS: 1-631-843-5500
FAX: 1-631-843-5660
www.henryschein.com

Via UPS Overnight Courier

December 21, 2009

Valerie Heinonen, o.s.u.
Ursiline Sisters of Tildonk
81-15 Utopia Parkway
Jamaica, NY 11432-1308

Dear Ms. Heinonen,

We received your shareholder proposal dated December 14, 2009 on December 15, 2009. In order to verify your eligibility to submit a shareholder proposal to be included in Henry Schein, Inc.'s proxy materials for the 2010 Annual Meeting, you need to provide the following information pursuant to Rule 14a-8(b) under the Securities Exchange Act of 1934:

- Proof of your continuous ownership of your shares verifying that, at the time you submitted your proposal, you continuously held your shares for at least one year, and
- Substantiation that your holdings have been in excess of $2,000 during that period.

This information should be provided in the form of a written statement from the record holder of your securities. Pursuant to Rule 14s-8(f), you must respond to this notice within 14 days from the date you receive this notification. If you do not respond within the specified time frame, we may exclude your proposal. We have included a copy of Rule 14a-8 for your reference.

Should you have any questions, please contact me at (631) 843-5993.

Very truly yours,

Michael S. Ettinger
Senior Vice President & General Counsel


UKAS
ISO 9002 / EN 46002

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

- Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

- Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

  - In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

  - If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

- The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

- The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

  - A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

  - Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

  - Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

- Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

- Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

- Question 5: What is the deadline for submitting a proposal?

  - If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

  - The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

  - If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

- Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?
  - The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).
  - If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.
- Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.
- Question 8: Must I appear personally at the shareholders' meeting to present the proposal?
  - Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.
  - If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.
  - If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.
- Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?
  - Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

- Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

- Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
- Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
- Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
- Absence of power/authority: If the company would lack the power or authority to implement the proposal;
- Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
- Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;
- Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

- Substantially implemented: If the company has already substantially implemented the proposal;
- Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

- Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:
    - Less than 3% of the vote if proposed once within the preceding 5 calendar years;
    - Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or
    - Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and
- Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

- Question 10: What procedures must the company follow if it intends to exclude my proposal?
    - If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.
    - The company must file six paper copies of the following:
        - The proposal;
        - An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and
        - A supporting opinion of counsel when such reasons are based on matters of state or foreign law.
- Question 11: May I submit my own statement to the Commission responding to the company's arguments?

  Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

- Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?
    - The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.
    - The company is not responsible for the contents of your proposal or supporting statement.

- Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?
  - The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.
  - However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.
  - We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:
    - If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or
    - In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Regulatory History

48 FR 38222, Aug. 23, 1983, as amended at 50 FR 48181, Nov. 22, 1985; 51 FR 42062, Nov. 20, 1986; 52 FR 21936, June 10, 1987; 52 FR 48983, Dec. 29, 1987; 63 FR 29106, 29119, May 28, 1998, as corrected at 63 FR 50622, 50623, Sept. 22, 1998; 72 FR 4148, 4168, Jan. 29, 2007; 72 FR 70450, 70456, Dec. 11, 2007; 73 FR 934, 977, Jan. 4, 2008



Henry Schein, Inc. • 135 Duryea Road • Melville, NY 11747

GENERAL BUSINESS: 1-631-843-5500
FAX: 1-631-843-5680
www.henryschein.com

Via UPS Overnight Courier

December 21, 2009

Katherine Lewis, OP
Sisters of Saint Dominic
Treasurer
935 Fawcett Avenue South
Tacoma, WA 98402-5605

Dear Ms. Lewis,

We received your shareholder proposal dated December 14, 2009 on December 15, 2009.. In order to verify your eligibility to submit a shareholder proposal to be included in Henry Schein, Inc.'s proxy materials for the 2010 Annual Meeting, you need to provide the following information pursuant to Rule 14a-8(b) under the Securities Exchange Act of 1934:

- Proof of your continuous ownership of your shares verifying that, at the time you submitted your proposal, you continuously held your shares for at least one year, and
- Substantiation that your holdings have been in excess of $2,000 during that period.

This information should be provided in the form of a written statement from the record holder of your securities. Pursuant to Rule 14s-8(f), you must respond to this notice within 14 days from the date you receive this notification. If you do not respond within the specified time frame, we may exclude your proposal. We have included a copy of Rule 14a-8 for your reference.

Should you have any questions, please contact me at (631) 843-5993.

Very truly yours,

Michael S. Ettinger
Senior Vice President & General Counsel

cc: Valerie Heinonen, o.s.u.
Ursiline Sisters of Tildonk
81-15 Utopia Parkway
Jamaica, NY 11432-1308


UKAS
ISO 9002 / EN 46002

EXHIBIT C

SSD and USRU Responses

See attached document.

Tacoma Investment Group



Registered Investment Advisor

RCVD 12-28

December 8, 2009

To Whom It May Concern:

This letter is to verify that Sisters of St. Dominic of Tacoma owns $6,326 of Henry Schein Corporation common stock. These funds have been held for more than one year and at least the minimum required will continue to be held through the time of the company's next annual meeting.

This security is currently managed by Tacoma Investment Group who serves as the Registered Investment Advisor for Sisters of St. Dominic of Tacoma. The shares are registered in our nominee name at TD Ameritrade, the account custodian.

Sincerely,



L. Brien Elvins

12-22-09

This is a copy of the original sent 12/8/09

Katherine Lewis OP.

P.O. Box 7002 Tacoma, Washington 98417 253.761.8494 Fax: 253.761.8494

HENRY SCHEIN®
Henry Schein Inc. • 135 Duryea Road • Melville, NY 11747

GENERAL BUSINESS: 1-631-843-5500
FAX: 1-631-843-5680
www.henryschein.com

COPY

Via UPS Overnight Courier

December 21, 2009

Katherine Lewis, OP
Sisters of Saint Dominic
Treasurer
935 Fawcett Avenue South
Tacoma, WA 98402-5605

Dear Ms. Lewis,

We received your shareholder proposal dated December 14, 2009 on December 15, 2009. In order to verify your eligibility to submit a shareholder proposal to be included in Henry Schein, Inc.'s proxy materials for the 2010 Annual Meeting, you need to provide the following information pursuant to Rule 14a-8(b) under the Securities Exchange Act of 1934:

- Proof of your continuous ownership of your shares verifying that, at the time you submitted your proposal, you continuously held your shares for at least one year, and
- Substantiation that your holdings have been in excess of $2,000 during that period.

This information should be provided in the form of a written statement from the record holder of your securities. Pursuant to Rule 14s-8(f), you must respond to this notice within 14 days from the date you receive this notification. If you do not respond within the specified time frame, we may exclude your proposal. We have included a copy of Rule 14a-8 for your reference.

Should you have any questions, please contact me at (631) 843-5993.

Very truly yours,



Michael S. Ettinger
Senior Vice President & General Counsel

cc: Valerie Heinonen, o.s.u.
Ursiline Sisters of Tildonk
81-15 Utopia Parkway
Jamaica, NY 11432-1308


A Mission of Service. A Vision for Change.

RCVD 12/28

December 23, 2009

Michael S. Ettinger

Senior Vice President & Counsel

Henry Schein, Inc.

135 Duryea Road

Melville, NU 11747

Dear Mr. Ettinger:

On December 14, 2009, on behalf of the Ursuline Sisters of the Roman Union, Eastern Province, I filed a resolution with Henry Schein for inclusion in the 2010 proxy statement.

Enclosed is a corrected statement from our manager, verifying that the Ursuline Sisters named above are the beneficial owners of 1,000 shares of Henry Schein stock.

Please include this statement with the letter and resolution filed on December 14.

Thank you very much.

Sincerely,

Mary Dowd OSU

Mary Dowd, OSU

Corporate Responsibility Representative

Ursuline Provincialate • Eastern Province of the United States

1338 North Avenue, New Rochelle, NY 10804-2121 • 914.712.0060 • Fax 914.712.3134 • ursruepr@aol.com

One Corporate Center
Rye, NY 10580-1435
Tel. (914) 921-5237
Fax (914) 921-5060
www.gabelli.com
cdesmarais@gabelli.com


CASH FLOW
RESEARCH

GAMCO Asset Management Company

November 30, 2009

To Whom It May Concern:

This letter will certify that as of November 30, 2009 the Ursuline Sisters Eastern Province are the beneficial owners of 1,000 shares of Henry Schein, Inc. stock. The shares are held in the name of GAMCO Asset Management Inc. at First Clearing, LLC.

Further, please note that the Ursuline Sisters have held at least $2,000 in market value of Henry Schein since June 2003.

Thank you.

Sincerely,



Christopher Desmarais
Senior Vice President

EXHIBIT D

Email from Michael Ettinger to FDA Commissioner Margaret Hamburg dated July 30, 2009

See attached document.

-----Original Message-----
From: Ettinger, Michael
Sent: Thursday, July 30, 2009 6:44 PM
To: 'Peggy@hbfam.net'
Subject: Re: Stock options

I was not in office today, but will check in morning. I hope you are enjoying your new challenge. We are indebted to you for your service to our country. Please stay in touch.

Best,
Michael

----- Original Message -----
From: Peggy Hamburg <Peggy@hbfam.net>
To: Ettinger, Michael
Sent: Thu Jul 30 18:39:05 2009
Subject: Re: Stock options

Thanks for your work on this. Did you get my fax? I think that this now severs all my relationship to Schein except for fond memories and some friendships that I hope will outlast the period of my recusal!
Peggy

----- Original Message -----
From: Ettinger, Michael <Michael.Ettinger@henryschein.com>
To: Peggy Hamburg
Sent: Fri Jul 17 13:29:34 2009
Subject: Re: Stock options

You will let Peter know?
------Original Message------
From: Dr. Margaret (Peggy) A. Hamburg
To: Mike Ettinger
Subject: Re: Stock options
Sent: Jul 17, 2009 4:27 PM

I appreciate your help with this!
Peggy

----- Original Message -----
From: Ettinger, Michael <Michael.Ettinger@henryschein.com>
To: Peggy Hamburg
Sent: Fri Jul 17 11:35:37 2009
Subject: Re: Stock options

Peggy,

We will be able to do this by mutual agreement. I will prepare document.
------Original Message------
From: Dr. Margaret (Peggy) A. Hamburg
To: Mike Ettinger
Subject: Re: Stock options
Sent: Jul 16, 2009 7:28 PM

Many thanks Peggy

----- Original Message -----

From: Ettinger, Michael <Michael.Ettinger@henryschein.com>
To: Peggy Hamburg; Peter Work
Sent: Thu Jul 16 15:33:39 2009
Subject: Re: Stock options

Hi Peggy,

I trust all is well. I will follow up on your email and should have an answer in the morning.

I am copying Peter on this email as I spoke to him earlier re the same topic.

Best regards,
Michael
------Original Message------
From: Dr. Margaret (Peggy) A. Hamburg
To: Mike Ettinger
Subject: Stock options
Sent: Jul 15, 2009 5:37 PM

Hi. Hope all is well with you. I am settling into my new role, though it still seems a bit unreal. I am actuall in Brussels at the moment meeting with EU counterparts.

I wanted to ask yet another question about my stock options. I have divested of almost everything, but there was a set of stock options that were "underwater." I have 9+ days following my appointment to fully divest and so still have those. But because there are constraints on my activities while I hold any interest

------Original Message Truncated------

Please consider the environment before printing this email.

E-mail messages may contain viruses, worms, or other malicious code. By reading the message and opening any attachments, the recipient accepts full responsibility for taking protective action against such code. Henry Schein is not liable for any loss or damage arising from this message.

The information in this email is confidential and may be legally privileged. It is intended solely for the addressee(s). Access to this e-mail by anyone else is unauthorized.